SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated February 16, 2018.

TRANSLATION

Buenos Aires, February 16, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of the

Board of Directors.

Dear Sirs:

The purpose of this letter is to inform of changes in the composition of the Board of Directors of YPF S.A. (the “Company”) in compliance with the requirements of Article 23 of Chapter VI of the Merval Listing Regulations.

In that regard, we inform you that, at its meeting held on February 15, 2018, the Company’s Board of Directors considered and decided to accept the resignations of Messrs. Octavio Oscar Frigerio, as Director for the Class D shares, effective as of February 28, 2018, and Fernando Raúl Dasso and Alejandro Rodrigo Monteiro as Alternate Directors for the Class D Shares. All of the resignations were strictly motivated by personal reasons.

Yours faithfully,

Daniel González

Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 16, 2018	By:	/s/ Daniel González
	Name:	Daniel González
	Title:	Market Relations Officer